EXHIBIT 12.1

                            BRAZOS SPORTSWEAR, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                         FISCAL YEAR ENDED                              THIRTEEN
                                                 -----------------------------------------------------------------     WEEKS ENDED
                                                  DEC. 31,      DEC. 31,     DEC. 31,      DEC. 30,      DEC. 28,        MAR. 29,
                                                    1992          1993         1994          1995          1996            1997
                                                 ----------    ----------   ----------    ----------    ----------      ----------
                                                                        (Thousands, except ratios)
EARNINGS AVAILABLE
  Net income (loss) ..........................   $      (41)   $      429   $      (75)   $   (3,940)   $    4,032      $     (876)
     Add:
       Income tax provision (credit) .........           87           254           99          (338)          789            (609)
       Interest charges ......................        1,056         1,153        1,663         3,695         4,491           1,145
       Amortization of deferred financing cost         --            --             68           102           257              97
       Rents (a) .............................          198           213          264           571           644             167
     Deduct:
       Extraordinary gain ....................         --            --           --            (500)         --              --
                                                 ----------    ----------   ----------    ----------    ----------      ----------
     Total earnings available ................   $    1,300    $    2,049   $    2,019    $     (410)   $   10,213      $      (76)
                                                 ==========    ==========   ==========    ==========    ==========      ==========

FIXED CHARGES
  Interest charges ...........................   $    1,056    $    1,153   $    1,663    $    3,695    $    4,491      $    1,145
  Amortization of deferred financing costs ...         --            --             68           102           257              97
  Rents (a) ..................................          198           213          264           571           644             167
                                                 ----------    ----------   ----------    ----------    ----------      ----------
     Total fixed charges .....................   $    1,254    $    1,366   $    1,995    $    4,368    $    5,392      $    1,409
                                                 ==========    ==========   ==========    ==========    ==========      ==========

RATIO OF EARNINGS TO
  FIXED CHARGES ..............................         1.04          1.50         1.01           (b)          1.89(c)       (b)(c)
                                                 ==========    ==========   ==========    ==========    ==========      ==========

(a) The interest component of rents is estimated to equal one-third of total rental expense for the period as Management believes this estimate to be a reasonable approximation of the interest factor.

(b) For the year ended December 30, 1995 and the thirteen weeks ended March 29, 1997, earnings, as defined, were inadequate to cover fixed charges. The deficiencies were $4.8 million and $1.5 million for the year ended December 30, 1995 and the thirteen weeks ended March 29, 1997, respectively.

(c) On a proforma basis after giving effect to the Exchange Notes, the Acquisitions, the merger with Sun Sportswear, Inc., and the acquisition of Plymouth Mills, Inc., the ratio of earnings to fixed charges for the year ended December 28, 1996 would be 1.47 and the deficiency for the thirteen weeks ended March 29, 1997 would be approximately $4.9 million.